Exhibit 99.4
Notice to ASX/LSE

Results of Rio Tinto annual general meetings
7 May 2020

The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 8 April 2020 and
7 May 2020 respectively.
Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 20 in table 1 below, contained in the notices of meeting for each of Rio Tinto plc and Rio Tinto Limited, fall into this category.
Resolution 21, in table 2 below, contained in the notices of meeting for both Rio Tinto plc and Rio Tinto Limited, was proposed as a class rights action. This resolution was put to Rio Tinto plc and Rio Tinto Limited shareholders voting as separate electorates.
Resolutions 22 to 25 of the Rio Tinto plc notice of meeting, in table 3 below, were put to Rio Tinto plc shareholders only and resolutions 22 to 24 of the Rio Tinto Limited notice of meeting, in table 4 below, were put to Rio Tinto Limited shareholders only.
All resolutions were carried, with the exception of the requisitioned resolutions 23 and 24 put to shareholders of Rio Tinto Limited only. Requisitioned resolution 23 was not carried and requisitioned resolution 24 was not valid, as it was conditional on resolution 23 being carried by the required majority. All resolutions were decided by poll.
The results of the Rio Tinto plc polls were certified by the scrutineer, Computershare Investor Services PLC, and the results of the Rio Tinto Limited polls were as reported by the duly appointed returning officer, a representative of Computershare Investor Services Pty Limited. These results are as set out below. Information on the final proxy position for each company is detailed in Appendix 1, and the votes cast on each resolution as a percentage of the issued capital of each company is set out on our website at www.riotinto.com/invest/shareholder-information/annual-general-meetings.

Table 1
The following joint decision resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were duly carried. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained ¹
			Number	%	Number	%
1.	Receipt of the 2019 Annual report	1,146,379,070	1,136,544,174	99.14	9,834,896	0.86	17,199,120
2.	Approval of the Directors’ Remuneration Report: Implementation Report	1,137,495,323	1,062,225,236	93.38	75,270,087	6.62	26,050,466

3.	Approval of the Directors’ Remuneration Report	1,145,929,618	1,062,051,718	92.68	83,877,900	7.32	17,616,089
4.	Approval of potential termination benefits	1,145,290,150	1,130,718,137	98.73	14,572,013	1.27	18,263,195
5.	To elect Hinda Gharbi as a director	1,149,642,217	1,148,249,277	99.88	1,392,940	0.12	13,704,509
6.	To elect Jennifer Nason as a director	1,149,865,971	1,148,523,597	99.88	1,342,374	0.12	13,713,500
7.	To elect Ngaire Woods CBE as a director, effective as of 1 September 2020	1,149,867,009	1,148,534,424	99.88	1,332,585	0.12	13,710,269
8.	To re-elect Megan Clark AC as a director	1,149,949,404	1,148,499,990	99.87	1,449,414	0.13	13,629,856
9.	To re-elect David Constable as a director	1,149,908,342	1,147,625,919	99.80	2,282,423	0.20	13,671,298
10.	To re-elect Simon Henry as a director	1,149,939,164	1,144,518,931	99.53	5,420,233	0.47	13,640,078
11.	To re-elect Jean-Sébastien Jacques as a director	1,149,930,469	1,148,305,132	99.86	1,625,337	0.14	13,649,172
12.	To re-elect Sam Laidlaw as a director	1,145,014,165	1,137,743,195	99.36	7,270,970	0.64	18,563,466
13.	To re-elect Michael L’Estrange AO as a director	1,149,882,377	1,147,847,572	99.82	2,034,805	0.18	13,697,112
14.	To re-elect Simon McKeon AO as a director	1,149,867,680	1,147,886,565	99.83	1,981,115	0.17	13,711,961
15.	To re-elect Jakob Stausholm as a director	1,149,895,053	1,147,004,358	99.75	2,890,695	0.25	13,684,405
16.	To re-elect Simon Thompson as a director	1,148,984,773	1,135,328,079	98.81	13,656,694	1.19	14,594,867
17.	Appointment of auditors of Rio Tinto plc and Rio Tinto Limited	1,149,944,429	1,140,805,645	99.21	9,138,784	0.79	13,634,023
18.	Remuneration of auditors	1,149,551,977	1,146,339,559	99.72	3,212,418	0.28	13,774,690
19.	Authority to make political donations	1,145,928,944	1,135,044,018	99.05	10,884,926	0.95	17,623,570
20.	Amendments to Rio Tinto plc’s articles of association and Rio Tinto Limited’s constitution – general updates and changes	1,145,583,820	961,092,961	83.90	184,490,859	16.10	17,989,034

¹ In calculating the results of the respective polls under the joint electoral procedure, “withheld” votes at Rio Tinto plc’s meeting are aggregated with “abstained” votes at Rio Tinto Limited’s meeting. For all relevant purposes “withheld” votes and “abstained” votes have the same meaning. They are not included in the calculation of the proportion of votes for and against each resolution.

Table 2

Resolution 21 was put to Rio Tinto plc and Rio Tinto Limited shareholders voting as separate electorates, and it was carried by both Rio Tinto plc shareholders and Rio Tinto Limited shareholders voting separately:

Voting on resolution 21 by Rio Tinto plc shareholders:

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained¹
			Number	%	Number	%
21.	Amendments to Rio Tinto plc’s articles of association and Rio Tinto Limited’s constitution – hybrid and contemporaneous general meetings	932,176,823	931,241,170	99.90	935,653	0.10	13,474,177

Voting on resolution 21 by Rio Tinto Limited shareholders:

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained¹
			Number	%	Number	%
21.	Amendments to Rio Tinto plc’s articles of association and Rio Tinto Limited’s constitution – hybrid and contemporaneous general meetings	217,634,814	217,382,583	99.88	252,231	0.12	293,827

Table 3

The following resolutions were put to Rio Tinto plc shareholders only and carried at the Rio Tinto plc meeting held on 8 April 2020. Resolution 22 was carried as an ordinary resolution and resolutions 23 to 25 as special resolutions. In accordance with the UK Listing Authority’s Listing Rule 9.6.2, copies of all the resolutions passed by Rio Tinto plc shareholders, other than ordinary business, have been submitted to the National Storage Mechanism and are available for inspection at http://www.morningstar.co.uk/uk/NSM. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained
			Number	%	Number	%
22.	General authority to allot shares	932,025,745	849,333,521	91.13	82,692,224	8.87	13,619,976
23.	Disapplication of pre-emption rights	931,940,796	930,240,971	99.82	1,699,825	0.18	13,709,030
24.	Authority to purchase Rio Tinto plc shares	932,140,959	733,475,577	78.69	198,665,382	21.31	13,508,632
25.	Notice period for general meetings other than annual general meetings	927,641,883	886,282,789	95.54	41,359,094	4.46	18,009,115

Resolution 24 ‘Authority to purchase Rio Tinto plc shares’ was passed with less than 80% of votes in favour. Shining Prospect (a subsidiary of the Aluminium Corporation of China “Chinalco”) voted against resolution 24. Chinalco has not sold any of its shares in Rio Tinto plc and now has a holding of just over 14% given its non-participation in the Company’s significant share buyback programmes. This places Chinalco close to the 14.99% holding threshold agreed with the Australian Government at the time of its original investment in Rio Tinto.

Table 4
Resolutions 22 to 24 below were put to Rio Tinto Limited shareholders only. Resolution 22 was carried as a special resolution. Resolution 23, also a special resolution, was NOT carried. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld / Abstained
			Number	%	Number	%
22.	Renewal of off-market and on-market share buy-back authorities	217,687,790	213,273,545	97.97	4,414,245	2.03	240,392
23.	Requisitioned resolution to amend the Company’s constitution	203,847,587	17,915,713	8.79	185,931,874	91.21	14,081,053
Resolution 24 was NOT valid as it was conditional on resolution 23 being carried by the required majority. Poll figures are provided below for information purposes only, and do not constitute a voting result.

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained
			Number	%	Number	%
24.	Requisitioned resolution on emissions targets	211,897,475	78,260,358	36.93	133,637,117	63.07	6,031,166

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Steve Allen Group company secretary	Tim Paine Joint company secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 1345 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

Appendix 1

FINAL PROXY POSITION

Shareholders are encouraged to look at the voting figures provided in the main part of this announcement, as proxy figures may not be an accurate indication of the voting at the annual general meetings; a proxy is an authority or direction to the proxy holder to vote and not a vote itself.

References in this appendix in respect of resolutions 1-20 to an appointment specifying that a proxy abstain on a resolution should, when referring to voting at Rio Tinto plc’s annual general meeting, be taken as references to the appointment specifying that the proxy withhold from voting on a resolution.

The proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares in accordance with the DLC structure) on the resolutions put to both Rio Tinto plc and Rio Tinto Limited shareholders under the joint electoral procedure was as follows:

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS	Rio Tinto plc	Rio Tinto Limited
1. Receipt of the 2019 Annual report
Total number of proxy votes exercisable by all proxies validly appointed:	931,333,082	214,833,981
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	921,167,955	212,948,206
(ii) was to vote against the resolution	9,674,319	159,984
(iii) was to abstain on the resolution	14,124,039	3,075,075
(iv) may vote at the proxy's discretion	490,808	1,725,791
2. Approval of the Directors’ Remuneration Report: Implementation Report
Total number of proxy votes exercisable by all proxies validly appointed:	919,667,205	217,616,707
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	872,811,253	187,070,453
(ii) was to vote against the resolution	46,401,232	28,867,579
(iii) was to abstain on the resolution	25,790,495	259,369
(iv) may vote at the proxy's discretion	454,720	1,678,675

3. Approval of the Directors’ Remuneration Report
Total number of proxy votes exercisable by all proxies validly appointed:	928,135,504	217,583,395
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	872,772,966	186,908,919
(ii) was to vote against the resolution	54,908,305	28,968,471
(iii) was to abstain on the resolution	17,322,598	292,197
(iv) may vote at the proxy's discretion	454,233	1,706,005
4. Approval of potential termination benefits
Total number of proxy votes exercisable by all proxies validly appointed:	927,698,128	217,381,579
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	914,206,485	214,129,846
(ii) was to vote against the resolution	13,006,254	1,564,774
(iii) was to abstain on the resolution	17,734,451	527,174
(iv) may vote at the proxy's discretion	485,389	1,686,959
5. To elect Hinda Gharbi as a director
Total number of proxy votes exercisable by all proxies validly appointed:	932,071,895	217,358,911
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	931,267,935	215,228,042
(ii) was to vote against the resolution	314,796	386,913
(iii) was to abstain on the resolution	13,384,246	319,661
(iv) may vote at the proxy's discretion	489,164	1,743,956
6. To elect Jennifer Nason as a director

Total number of proxy votes exercisable by all proxies validly appointed:	932,054,439	217,599,756
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	931,258,035	215,509,451
(ii) was to vote against the resolution	307,892	343,101
(iii) was to abstain on the resolution	13,403,825	309,438
(iv) may vote at the proxy's discretion	488,512	1,747,204
7. To elect Ngaire Woods CBE as a director, effective as of 1 September 2020
Total number of proxy votes exercisable by all proxies validly appointed:	932,064,983	217,590,250
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	931,283,094	215,500,481
(ii) was to vote against the resolution	295,941	345,413
(iii) was to abstain on the resolution	13,393,451	316,581
(iv) may vote at the proxy's discretion	485,948	1,744,356
8. To re-elect Megan Clark AC as a director
Total number of proxy votes exercisable by all proxies validly appointed:	932,082,730	217,654,892
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	930,413,018	215,637,924
(ii) was to vote against the resolution	1,182,883	265,938
(iii) was to abstain on the resolution	13,375,704	253,921
(iv) may vote at the proxy's discretion	486,829	1,751,030
9. To re-elect David Constable as a director
Total number of proxy votes exercisable by all proxies validly appointed:	932,063,968	217,632,963

Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	929,787,548	215,400,092
(ii) was to vote against the resolution	1,791,803	490,027
(iii) was to abstain on the resolution	13,394,466	276,230
(iv) may vote at the proxy's discretion	484,617	1,742,844
10. To re-elect Simon Henry as a director
Total number of proxy votes exercisable by all proxies validly appointed:	932,076,884	217,650,504
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	927,152,569	214,905,637
(ii) was to vote against the resolution	4,429,872	989,768
(iii) was to abstain on the resolution	13,381,550	258,291
(iv) may vote at the proxy's discretion	494,443	1,755,099
11. To re-elect Jean-Sébastien Jacques as a director
Total number of proxy votes exercisable by all proxies validly appointed:	932,071,674	217,647,019
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	930,283,081	215,581,302
(ii) was to vote against the resolution	1,302,119	322,625
(iii) was to abstain on the resolution	13,386,760	262,175
(iv) may vote at the proxy's discretion	486,474	1,743,092
12. To re-elect Sam Laidlaw as a director
Total number of proxy votes exercisable by all proxies validly appointed:	927,873,157	216,929,232
Total number of proxy votes in respect of which the appointments specified that the proxy:

(i) was to vote for the resolution	921,051,158	214,254,411
(ii) was to vote against the resolution	6,333,976	933,901
(iii) was to abstain on the resolution	17,585,277	977,952
(iv) may vote at the proxy's discretion	488,023	1,740,920
13. To re-elect Michael L’Estrange AO as a director
Total number of proxy votes exercisable by all proxies validly appointed:	932,064,374	217,606,221
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	930,538,950	215,537,276
(ii) was to vote against the resolution	1,035,123	305,357
(iii) was to abstain on the resolution	13,393,908	302,973
(iv) may vote at the proxy's discretion	490,301	1,763,588
14. To re-elect Simon McKeon AO as a director
Total number of proxy votes exercisable by all proxies validly appointed:	932,029,047	217,626,851
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	929,969,642	215,469,790
(ii) was to vote against the resolution	1,565,218	415,304
(iii) was to abstain on the resolution	13,429,387	282,343
(iv) may vote at the proxy's discretion	494,187	1,741,757
15. To re-elect Jakob Stausholm as a director
Total number of proxy votes exercisable by all proxies validly appointed:	932,039,730	217,643,547
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	929,507,041	215,048,249

(ii) was to vote against the resolution	2,041,935	848,167
(iii) was to abstain on the resolution	13,418,521	265,647
(iv) may vote at the proxy's discretion	490,754	1,747,131
16. To re-elect Simon Thompson as a director
Total number of proxy votes exercisable by all proxies validly appointed:	931,129,495	217,643,496
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	917,218,342	215,654,631
(ii) was to vote against the resolution	13,419,385	236,716
(iii) was to abstain on the resolution	14,328,938	265,698
(iv) may vote at the proxy's discretion	491,768	1,752,149
17. Appointment of auditors of Rio Tinto plc and Rio Tinto Limited
Total number of proxy votes exercisable by all proxies validly appointed:	932,241,404	217,491,249
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	927,403,212	210,973,107
(ii) was to vote against the resolution	4,358,050	4,780,113
(iii) was to abstain on the resolution	13,215,841	417,945
(iv) may vote at the proxy's discretion	480,142	1,738,029
18. Remuneration of auditors
Total number of proxy votes exercisable by all proxies validly appointed:	931,900,430	217,440,262
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	928,918,673	214,979,914
(ii) was to vote against the resolution	2,496,420	715,868

(iii) was to abstain on the resolution	13,538,720	235,242
(iv) may vote at the proxy's discretion	485,337	1,744,480
19. Authority to make political donations
Total number of proxy votes exercisable by all proxies validly appointed:	928,071,032	217,645,899
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	919,771,728	213,062,784
(ii) was to vote against the resolution	7,829,260	2,904,445
(iii) was to abstain on the resolution	17,366,786	256,784
(iv) may vote at the proxy's discretion	470,044	1,678,670
20. Amendments to Rio Tinto plc’s articles of association and Rio Tinto Limited’s constitution – general updates and changes
Total number of proxy votes exercisable by all proxies validly appointed:	927,736,078	217,635,735
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	743,953,199	214,679,154
(ii) was to vote against the resolution	183,289,305	1,200,730
(iii) was to abstain on the resolution	17,715,819	273,209
(iv) may vote at the proxy's discretion	493,574	1,755,851

PROXY POSITION FOR MATTERS DECIDED BY RIO TINTO PLC AND RIO TINTO LIMITED VOTING AS SEPARATE ELCTORATES	Rio Tinto plc	Rio Tinto Limited
21. Amendments to Rio Tinto plc’s articles of association and Rio Tinto Limited’s constitution – hybrid and contemporaneous general meetings
Total number of proxy votes exercisable by all proxies validly appointed:	931,984,748	217,625,738
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	930,559,163	215,621,987
(ii) was to vote against the resolution	935,292	251,768
(iii) was to abstain on the resolution	13,473,686	283,456
(iv) may vote at the proxy's discretion	490,293	1,751,983

PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 8 APRIL 2020	Rio Tinto plc
22. General authority to allot shares
Total number of proxy votes exercisable by all proxies validly appointed:	931,833,179
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	848,673,510
(ii) was to vote against the resolution	82,670,773
(iii) was to abstain on the resolution	13,619,976
(iv) may vote at the proxy's discretion	488,896
23. Disapplication of pre-emption rights
Total number of proxy votes exercisable by all proxies validly appointed:	931,748,721
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	929,558,647
(ii) was to vote against the resolution	1,699,464
(iii) was to abstain on the resolution	13,708,539
(iv) may vote at the proxy's discretion	490,610

24. Authority to purchase Rio Tinto plc shares
Total number of proxy votes exercisable by all proxies validly appointed:	931,948,393
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	732,801,948
(ii) was to vote against the resolution	198,665,021
(iii) was to abstain on the resolution	13,508,632
(iv) may vote at the proxy's discretion	481,424
25. Notice period for general meetings other than annual general meetings
Total number of proxy votes exercisable by all proxies validly appointed:	927,449,317
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	885,593,508
(ii) was to vote against the resolution	41,358,733
(iii) was to abstain on the resolution	18,009,115
(iv) may vote at the proxy's discretion	497,076

PROXY POSITION FOR RIO TINTO LIMITED ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 7 MAY 2020	Rio Tinto Limited
22. Renewal of off-market and on-market share buy-back authorities
Total number of proxy votes exercisable by all proxies validly appointed:	217,668,349
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	211,522,176
(ii) was to vote against the resolution	4,413,782
(iii) was to abstain on the resolution	240,386
(iv) may vote at the proxy's discretion	1,732,391
23. Requisitioned resolution to amend the Company’s constitution
Total number of proxy votes exercisable by all proxies validly appointed:	203,828,838
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	17,915,713
(ii) was to vote against the resolution	184,294,731
(iii) was to abstain on the resolution	14,080,355
(iv) may vote at the proxy's discretion	1,618,394
24. Requisitioned resolution on emissions targets
Total number of proxy votes exercisable by all proxies validly appointed:	211,878,720
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	78,260,352
(ii) was to vote against the resolution	132,000,897
(iii) was to abstain on the resolution	6,030,474
(iv) may vote at the proxy's discretion	1,617,471